SUB-ITEM 77C:    SUBMISSION OF MATTERS TO A VOTE OF SECURITY
                 HOLDERS

      On March 21, 2007, a Special Meeting of Shareholders of PMFM Tactical Preservation Portfolio Trust, PMFM Managed Portfolio Trust and PMFM Core Advantage Portfolio Trust (the "Funds") was held (1) to elect three Trustees and
(2) to approve or disapprove a new Investment Advisory Agreement on behalf of each Fund with PMFM, Inc. The total number of shares of the Funds present and voting at the Special Meeting, either in person or by proxy, represented the following percentages of the total shares entitled to vote at the Special Meeting.

      The shareholders of the Funds voted to elect all three nominees as Trustees. The votes cast with respect to the proposal were as follows:

                                               Number of Shares
                                 ----------------------------------------------
      Nominee                         Affirmative               Withhold
      ---------                  --------------------     ---------------------
      James M. Baker                 5,317,731.891                 0
      Norman A. McLean               5,317,731.891                 0
      Timothy A. Chapman             5,317,731.891                 0

      The shareholders of each Fund voted to approve the new Investment Advisory Agreement with PMFM, Inc. The votes cast with respect to the proposal were as follows:

                                               Number of Shares
                               -----------------------------------------------
                                    For             Against         Abstain
                               --------------   ---------------  --------------
PMFM Tactical Preservation
    Portfolio Trust               756,528.510          0               0
PMFM Managed Portfolio Trust    3,295,395.796          0            9,069
PMFM Core Advantage
    Portfolio Trust             1,256,738.585          0               0